

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2021

Shlomo Bleier
President
Elektros, Inc.
1626 South 17th Avenue
Hollywood, Florida 33020

Re: Elektros, Inc.
Amendment No. 2 to Offering Statement on Form 1-A
Filed September 15, 2021
File No. 024-11500

Dear Mr. Bleier:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 5, 2021 letter.

Amendment No. 2 to Offering Statement on Form 1-A

General

1. We note your response to comment 2 that you have omitted confidential information from the contract. Please file a request for confidential treatment of that information. Refer to CF Disclosure Guidance Topic No. 7.

Cover Page

2. We re-issue comment 1. As you note in your response, at the low end of $0.05 per share, the Company could sell 100,000,000 shares for a total of $5,000,000 and at the high end of $2.00 per share, the Company could only sell 37,500,000 shares for a total of $75,000,000. Since the maximum number of shares that you will be able to sell under this

offering statement fluctuates with the price, you have provided a range for the number of shares. The range that you are permitted to include in the offering circular pertains to the price, not the volume, of securities to be offered, consistent with Rule 253(b). Please revise to consistently state the maximum number of shares of common stock you are offering, rather than a range of shares. Similarly, you may limit the price range such that in no event could the company qualify more shares than it is permitted to sell under this offering statement consistent with Rule 251(a)(2). Please have counsel revise its legality opinion, as applicable.

Management's Discussion and Analysis, page 5

3. We note your response to comment 3 and are unable to agree that you are not a shell company because your operations at this stage appear to be nominal. Please revise to re-insert the disclosure that the company is a shell company.

You may contact Eiko Yaoita Pyles at 202-551-3587 or Andrew Blume at 202-551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Geoffrey Kruczek at 202-551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing